# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Century Therapeutics, Inc., CIK 0001850119
CUSIP: 15673T100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 25 North 38th Street, 11th Floor, Philadelphia, Pennsylvania (PA), 19104
Date of event which requires filing of this statement: 01/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001969280

## Reporting persons
- TCG Crossover GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,877,215; sole dispositive power 0; shared dispositive power 8,877,215; aggregate amount beneficially owned 8,877,215 (4.9% of the class)
  Comment: These securities are held of record by TCG Crossover II (as defined in Item 2(a) below). TCG Crossover GP II (as defined in Item 2(a) below) is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities. This total excludes (i) 8,514,089 shares of Common Stock subject to Pre-Funded Warrants and (ii) 8,695,652 shares of Common Stock subject to Common Stock Warrants (together with the Pre-Funded Warrants, the Warrants) which are not exercisable within 60 days of this Statement because the Warrants may not be exercised to the extent that doing so would result in the holder of the Warrants and (together with the holder's affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) beneficially owning more than 9.99 percent of the shares of Common Stock then outstanding immediately after giving effect to such exercise (the Beneficial Ownership Limitation).
  
  Based on 179,337,686 shares of Common Stock outstanding as of January 9, 2026, as provided to the Reporting Persons by the Issuer (as defined in Item 1(a) below).
- TCG Crossover Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,877,215; sole dispositive power 0; shared dispositive power 8,877,215; aggregate amount beneficially owned 8,877,215 (4.9% of the class)
  Comment: These securities are held of record by TCG Crossover II. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities. This total excludes (i) 8,514,089 shares of Common Stock subject to Pre-Funded Warrants and (ii) 8,695,652 shares of Common Stock subject to Common Stock Warrants held by TCG Crossover II which are not exercisable within 60 days of this Statement due to the Beneficial Ownership Limitation.
  
  Based on 179,337,686 shares of Common Stock outstanding as of January 9, 2026, as provided to the Reporting Persons by the Issuer.
- TCG Crossover GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,877,215; sole dispositive power 0; shared dispositive power 8,877,215; aggregate amount beneficially owned 8,877,215 (4.9% of the class)
  Comment: These securities are held of record by TCG Crossover III (as defined in Item 2(a) below). TCG Crossover GP III (as defined in Item 2(a) below) is the general partner of TCG Crossover III and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP III and may be deemed to share voting, investment and dispositive power with respect to these securities. This total excludes (i) 8,514,089 shares of Common Stock subject to Pre-Funded Warrants and (ii) 8,695,652 shares of Common Stock subject to Common Stock Warrants held by TCG Crossover III which are not exercisable within 60 days of this Statement due to the Beneficial Ownership Limitation.
  
  Based on 179,337,686 shares of Common Stock outstanding as of January 9, 2026, as provided to the Reporting Persons by the Issuer.
- TCG Crossover Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,877,215; sole dispositive power 0; shared dispositive power 8,877,215; aggregate amount beneficially owned 8,877,215 (4.9% of the class)
  Comment: These securities are held of record by TCG Crossover III. TCG Crossover GP III is the general partner of TCG Crossover III and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP III and may be deemed to share voting, investment and dispositive power with respect to these securities. This total excludes (i) 8,514,089 shares of Common Stock subject to Pre-Funded Warrants and (ii) 8,695,652 shares of Common Stock subject to Common Stock Warrants held by TCG Crossover III which are not exercisable within 60 days of this Statement due to the Beneficial Ownership Limitation.
  
  Based on 179,337,686 shares of Common Stock outstanding as of January 9, 2026, as provided to the Reporting Persons by the Issuer.
- Chen Yu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,754,430; sole dispositive power 0; shared dispositive power 17,754,430; aggregate amount beneficially owned 17,754,430 (9.9% of the class)
  Comment: Consists of (i) 8,877,215 shares of Common Stock held of record by TCG Crossover II and (ii) 8,877,215 shares of Common Stock held of record by TCG Crossover III. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to the securities held of record by TCG Crossover II. TCG Crossover GP III is the general partner of TCG Crossover III and may be deemed to have voting, investment, and dispositive power with respect to the securities held of record by TCG Crossover III. Chen Yu is the sole managing member of each of TCG Crossover GP II and TCG Crossover GP III and may be deemed to share voting, investment and dispositive power with respect to the securities held of record by TCG Crossover II and TCG Crossover III. This total excludes (i) 8,514,089 shares of Common Stock subject to Pre-Funded Warrants held by TCG Crossover II, (ii) 8,695,652 shares of Common Stock subject to Common Stock Warrants held by TCG Crossover II, (iii) 8,514,089 shares of Common Stock subject to Pre-Funded Warrants held by TCG Crossover III and (iv) 8,695,652 shares of Common Stock subject to Common Stock Warrants held by TCG Crossover III which are not exercisable within 60 days of this Statement due to the Beneficial Ownership Limitation.
  
  Based on 179,337,686 shares of Common Stock outstanding as of January 9, 2026, as provided to the Reporting Persons by the Issuer.

## Item 1. Issuer
Name of issuer: Century Therapeutics, Inc.
Address of issuer's principal executive offices: 25 North 38th Street, 11th Floor, Philadelphia, PA 19104

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by TCG Crossover Fund II, L.P. (TCG Crossover II), TCG Crossover GP II, LLC (TCG Crossover GP II), TCG Crossover Fund III, L.P. (TCG Crossover III) and TCG Crossover GP III, LLC (TCG Crossover GP III and together with TCG Crossover II, TCG Crossover GP II and TCG Crossover III, the Reporting Entities) and Chen Yu (the Reporting Individual). The Reporting Entities and the Reporting Individual are collectively referred to as the Reporting Persons. The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 245 Lytton Ave., Suite 350, Palo Alto, CA 94301.
Citizenship: TCG Crossover GP II and TCG Crossover GP II are each a limited liability company organized under the laws of the State of Delaware. TCG Crossover II and TCG Crossover III are each a limited partnership organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding comments.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TCG Crossover GP II, LLC: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (01/15/2026)
- TCG Crossover Fund II, L.P.: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (01/15/2026)
- TCG Crossover GP III, LLC: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (01/15/2026)
- TCG Crossover Fund III, L.P.: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (01/15/2026)
- Chen Yu: /s/ Craig Skaling, Craig Skaling, as Attorney-in-Fact for Chen Yu (01/15/2026)